Exhibit 99.1

NEWS RELEASE

Toronto, November 20, 2023

(in U.S. dollars unless otherwise noted)

Cobre Panama Additional Operations Update and Revised Franco-Nevada Guidance

Franco-Nevada Corporation (“Franco-Nevada”) (TSX: FNV) (NYSE: FNV) notes that its partner, First Quantum Minerals Ltd. (“First Quantum”), has issued an update reporting the following in respect of the Cobre Panama mine (“Cobre Panama”):

●	First Quantum’s subsidiary, Minera Panama S.A. (“MPSA”), has further ramped down operations at Cobre Panama to one remaining ore processing train
●	Ongoing illegal blockades of small boats at the Punta Rincon port continue to prevent the delivery of supplies that are necessary to operate the on-site power plant. Without shipments arriving at the Punta Rincon port, MPSA expects to run out of supplies for the power plant during the week commencing November 20, 2023
●	If the illegal actions continue to prevent the delivery of supplies necessary to operate the power plant, MPSA will ramp down the remaining processing train this week and temporarily halt production
●	With respect to the unconstitutionality challenges of Law 406 that have been admitted by the Supreme Court of Panama, the Secretary General of the Supreme Court of Panama has stated that plenary sessions of the court will sit from November 24, 2023 and remain in session until a ruling is delivered in the shortest possible timeframe
●	MPSA, in accordance with its contractual obligations to the Republic of Panama, made a tax and royalty payment on November 16, 2023 of $567 million for the period from December 2021 to October 2023

For more detailed information, please refer to First Quantum’s press release dated November 20, 2023.

Given the recent curtailment of operations at Cobre Panama and the risk of further disruptions at the mine, Franco-Nevada is adjusting its guidance for 2023. Franco-Nevada’s original guidance was 490,000 to 530,000 Precious Metal GEOs and 640,000 to 700,000 Total GEOs. Franco-Nevada is revising its guidance to 480,000 to 500,000 Precious Metal GEOs and 620,000 to 640,000 Total GEOs. The revised guidance assumes the following prices for the remainder of the year when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities to GEOs: $1,925/oz Au, $22.50/oz Ag, $900/oz Pt, $1,100/oz Pd, $115/tonne Fe 62% CFR China, $85/bbl WTI oil, and $2.75/mcf Henry Hub natural gas.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Sandip Rana
President & Chief Executive Officer	Chief Financial Officer
416-306-6305	416-306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to Franco-Nevada’s revised GEO guidance for 2023, MPSA’s approach to operations, the effect of continued blockades on Cobre Panama and the constitutionality challenges to Law 406. The outcome of these matters could have a material adverse impact on the revenue Franco-Nevada derives from its streaming arrangements relating to Cobre Panama and on Franco-Nevada’s results of operations and financial condition. There can be no assurance that such forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions relating to Franco-Nevada’s business and assets, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.